The following is a presentation that was initially made available by the Company in meetings with investors starting on August 13, 2008.

Thermage, Inc.
Thermage, Inc.
(Nasdaq: THRM)
(Nasdaq: THRM)
Stephen Fanning
Stephen Fanning
Chairman and CEO
Chairman and CEO
Filed by Thermage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and
Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Thermage, Inc.
Commission File No.: 001-33123

Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage filed a registration statement on Form S-4 with the SEC containing a proxy statement/ prospectus/ information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and
Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction.  The proxy statement/prospectus/information statement, and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage
Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.

Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage's business are detailed in the Company's Form 10-Q for the quarter ended June 30, 2008, and additional risk factors relating to the proposed transaction discussed in this presentation are presented in the Form
S-4 as filed by Thermage on August 11, 2008. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-
looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Thermage

Reshaping Your Future

fraxel™

Thermage
Reshaping Your Future

Creating a Global Leader
Creating a Global Leader
•
Combines the leaders in two of the largest segments of the
aesthetic device industry – skin tightening and skin resurfacing
•
Strong economies of scale and substantial cost synergies
•
Creates one of the largest sales forces in aesthetic devices with significant cross-selling opportunities
•
Industry leading recurring revenue model
•
Anticipated cash flow generation of over $15 million and accretive to GAAP EPS in 2009
•
Expected to close in the fourth quarter of 2008

Aesthetic Market Overview
Aesthetic Market Overview
Key Growth Drivers
Key Growth Drivers
• Aging of U.S. Population
• Broader Range of Non-invasive Treatments
• Changing Practitioner Economics – managed care and
government reimbursement restrictions
• Increased Acceptance of Aesthetic Procedures
Enormous U.S. Aesthetic Market with 11.7 Million Procedures
and $13.5 Billion in Spending in 2007
(1)
(1)  Source: ASAPS Cosmetic Surgery National Data Bank, data derived from core physicians

Aesthetic Market Overview
Aesthetic Market Overview
Strong U.S. Non-surgical Growth
Strong U.S. Non-surgical Growth
• U.S. procedures increased 105% from 2000 to 2007
• Non-surgical procedures are driving the trend (+123%)
1.4
2.1
0.0
0.5
1.0
1.5
2.0
2.5
2000 2007
4.3
9.6
0.0
2.0
4.0
6.0
8.0
10.0
12.0
2000 2007
Surgical +50%
(millions of procedures)
Non-Surgical +123%
(millions of procedures)
Source: ASAPS, data derived from core physicians

Market Size
Market Size
U.S. Practitioners
Core Market
Over 11,000 Dermatologists
& 7,000 Plastic Surgeons
Non-Core Market
133,000 physicians in other specialties
Over 1,300 systems have been installed in the U.S.
67% to Core Physicians & 33% to Non-Core Physicians

Thermage®

Reshaping Your Future

Thermage
Reshaping Your Future

* * *

Thermage Solution
Thermage Solution
• Non-invasive, Non-ablative
Alternative to Surgery
• Single Procedure Treatment
• Controlled Heating of
Collagen through Clinically-
Proven Technology
• Compelling Physician
Economics

Capacitive Coupling
Treatment Tip
1 Thermistor
(Temperature Sensor)
at each corner of
treatment tip surface
(total of 4)
Internal EPROM
Programmable
Memory Chip
Tip-to-Skin Detection:
Prevents RF delivery
if all four corners are
not in contact with
the skin
Single-Patient-Use
ThermaTip
ThermaTip

~ 90% Margin

Dominant Proprietary IP
Dominant Proprietary IP
• 114 Patents Filed Worldwide – 32 Issued in the U.S., 21
Issued Overseas, 62 pending
• Validated by Competition – Syneron, Inc.
> Paid license settlement in 2005
> Admitted patents are valid
> Thermage licensed bi-polar conductive RF to
Syneron

Demonstrated Efficacy and Safety
Demonstrated Efficacy and Safety
Robust FDA 510k Clearances:
• Periorbital - November 2002
• Face - June 2004
• Full body - December 2005
• Cellulite - October 2006
• Upper & Lower Eyelids – June 2007
> First & Only Non-invasive Device Indication for Eyelids <
Over Five Years of Clinical Experience:
• Over 500,000 procedures: > 99.8% with no reported complications
• Over 2,500 installed systems
Extensive Peer Reviewed Studies:
• More than 45 peer reviewed scientific journal articles

Quotes from Scientific Journals
Quotes from Scientific Journals
“94% were satisfied with the treatment and only 5% felt the
treatment was too painful “ Survey of 5,700 patient treatments
Dr. Jeffrey Dover & Dr. Brian Zelickson, American Society for Dermatologic
Surgery,
August 2007)
"Our data… indicate that monopolar RF for skin tightening is a very safe procedure. The treatment algorithm and tips have
evolved over several years leading to increased safety and
efficacy. Side effects are infrequent, self-limited, and minor, comparing favorably to other non-ablative devices utilized for facial rejuvenation."
Dr. Robert Weiss et al, over 600 patient retrospective study, Journal of
Drugs in
Dermatology,
September 2006

Current Applications
Current Applications
Body by Thermage
Tighten, contour and rejuvenate skin anywhere on the body
Face by Thermage: Full face and neck
Eyes by Thermage: Eyelids and periorbital area
Hands by Thermage: Top surface of hands (Q1 ‘07)
Lips by Thermage: Fuller, smoother, more defined looking lips (Q2 ‘07)
ThermaCool STC: Designed to reduce procedure time up to 25%;
treats larger volume of tissue (Q3 ‘07)
Body Shape Procedure : heats deeper into the skin to promote increased collagen tightening for body shaping (Q4 ‘07)
Cellulite Procedure: rebuilds collagen connective tissues and improves blood flow to the tissue helping to smooth appearance of the
skin’s
surface(March
‘08)

Face by Thermage Face by Thermage Pre-Treatment 2 Months Post Treatment 15

Eyes by Thermage Eyes by Thermage Pre-Treatment 2 Months Post Treatment 16

Tummy by Thermage Tummy by Thermage Pre-Treatment Three Months Post Treatment 17

Before Thermage

6 Months Post Treatment

Treatment by Julio Barba, M.D.

Body by Thermage™

Thermage™
Reshaping Your Future

Cellulite Procedure by Thermage Cellulite Procedure by Thermage 18

Revenue Streams
Revenue Streams
Key Products ThermaCool
NXT(59%), System
Upgrades (26%)
The ThermaCool
System
RF Generators
Incl. New & Upgrades
Other consumables: return
pads, coupling fluid,
cryogen, grid paper
Extended service contracts
Other Consumables
& Service
Gross Margin ~45% ~90%
0.25, 1.0, 1.5, 3.0 cm²
tips with various
combinations of firings &
heating profiles
ThermaTips
~25%
Percentage
of Revenue
~25% ~70% ~5%

Thermage 2nd Quarter Overview
Thermage 2nd Quarter Overview
• Sales of tips & consumables were
up 15% from Q2 2007
• Gross profit margin of 77.1% vs.
72.5% prior year
• Operating expenses held in check
despite expansion of U.S. sales
force
• $52 million in cash and $0 in debt
• DSO of 36 days

3 Months Ended June 30,
($ in thousands, except per share data) 2008 2007
Revenue $17,881 $17,499
Cost of Good Sold 4,095 4,818
Gross Profit $13,786 $12,681
Sales and Marketing 6,993 6,815
Research and Development 2,173 2,232
General and Administrative 3,046 2,784
Total Operating Expenses $12,212 $11,831
Income from Operations 1,574 850
Interest and Other Income 543 598
Income Before Taxes $2,117 $1,448
Provision for Income Taxes (78) (140)
GAAP Net Income 2,039 1,308
Stock Based Compensation Charges 923 1,222
Non-GAAP Net Income (Loss) $2,962 $2,530
GAAP Net Income per Share - Diluted $0.08 $0.05
Stock Based Compensation Charges per Share $0.04 $0.05
Non-GAAP Net Income (Loss) Per Share - Diluted $0.12 $0.10

* * *

•
Pioneer of fractional technology
•
One of the most recognized and fastest growing brands in aesthetics
•
Large installed base of over 1,700
•
Growing consumable revenue stream from tip sales leading to increased margins
•
A track record of innovation and a strong product pipeline
•
Broad patent protection with 26 patents issued in the US and 119 patents pending in the US and internationally
•
Significant home market opportunity through agreement with Philips
The Gold Standard in Skin
The Gold Standard in Skin
Resurfacing & Skin Rejuvenation
Resurfacing & Skin Rejuvenation

Reliant Product Overview
Reliant Product Overview
$79,000 $119,000 $129,000 System – List Price
$400 $400 $400 Treatment Tip – List Price
5-6 full face treatments 3-5 full face treatments 1 full face treatment Approximate tip life
Yes
1-2
Ablative
January 2008
Fraxel re:pair
Yes Yes Consumable treatment tip
5-6 3-4 Typical patient treatments
Non-ablative Non-ablative Modality
June 2007 September 2006 Commercial launch date
Fraxel re:fine Fraxel re:store
Target customer base:
Dermatologists and
plastic surgeons
Dermatologists, plastic
surgeons, and non-core
physicians
Non-core physicians and
med-spas

Superior Fractional Technology
Superior Fractional Technology
•
Continuous motion scanning technology
•
Faster treatments
•
More uniform treatments
•
More effective results
•
Simpler, safer treatments
•
Greater reliability at total lower cost of ownership
•
Wide range in depth of treatment

Fraxel Fraxel Results Results Before After 25

Before

After

fraxel™

Thermage
Reshaping Your Future

Fraxel Fraxel Results Results 26

Fraxel Fraxel Results Results Before After 27

Before

After

fraxel™

Thermage
Reshaping Your Future

Fraxel Fraxel Results Results 28

An Industry Leader in Revenue Growth
An Industry Leader in Revenue Growth
Reliant Has Been One of the Highest Growth Aesthetics Companies
23%
12%
19%
11%
1%
1%
19%
11%
10%
0%
5%
10%
15%
20%
25%
2007 Q1 '08 Q2 '08
Reliant Index NewCo
Note: Growth shown as compared to the quarter of the previous year
Index consists of CLZR, CUTR, CYNO, PMTI, and ELOS
CLZR and ELOS Q2 ’08 revenue from consensus estimates

Systems and Consumables Driving
Systems and Consumables Driving
Revenue Growth at Reliant
Revenue Growth at Reliant
Fraxel’s Continued Strong
Growth Prospects
•
Continued momentum for
re:pair
•
Pending foreign registration
clearances for re:pair
•
Expanded application
capabilities for re:store
•
Continued growth of tip sales
•
Development revenues from
home use agreement with
Philips
Income Statement Year Ending 3 Months Ending
($ in millions) 12/31/2007 3/31/2008 6/30/2008
Systems $43.9 $12.1 $15.5
% Y/Y Growth 2% 28% 29%
Tips & Other Consumables 13.9 4.7 4.6
% Y/Y Growth 36% 39% 35%
Upgrades & Auxillary Equipment 10.9 0.9 1.0
% Y/Y Growth 266% (71%) (66%)
Other 1.8 0.6 1.4
% Y/Y Growth 68% 70% 234%
Net Revenues $70.5 $18.4 $22.6
% Y/Y Growth 23% 12% 19%

Reliant Achieves Break-Even Non-
Reliant Achieves Break-Even Non-
GAAP Operating Income*
GAAP Operating Income*
*Non-GAAP Operating Income excludes SBC and extraordinary charges
Income Statement Year Ending 3 Months Ending 3 Months Ending
($ in millions) 12/31/07 % of Rev 3/31/08 % of Rev 6/30/08 % of Rev Comments
Net Revenues $70.5 100% $18.4 100% $22.6 100% Strong revenue growth
Gross Profit 38.0 54% 11.0 60% 13.9 61%
Expansion of gross profit margin driven by
increased new system sales, growth in tip revenues
and improved manufacturing costs
Operating Expenses 62.1 88% 16.0 87% 15.9 70% Total expenses remained relatively constant
GAAP Operating Income (24.1) (34%) (5.0) (27%) (2.1) (9%)
Stock Based Compensation (SBC) 6.3 9% 2.0 11% 2.0 9%
SBC expected to reduce significantly as part of
combined entity
Extraordinary Charges
IPO Expenses 2.6 4% -             -
M&A Expenses -             0.7 4% 0.1 1%
Severance Expense -             -             0.2 1%
Inventory Charge 1.7 2% -             -
SBC and Extraordinary Charges 10.5 15% 2.8 15% 2.4 10%
Non-GAAP Operating Income (13.5) (19%) (2.2) (12%) 0.3 1%
Reliant had positive operating income in Q2 '08
excluding SBC and extraordinary charges

Thermage®

Reshaping Your Future

fraxel™

Thermage
Reshaping Your Future

* * * *

Combining Two Highly
Combining Two Highly
Complementary Business Models
Complementary Business Models
Revenue Streams for the 6 Months Ending June 30, 2008
72%
26%
2%
23%
72%
5%
45%
51%
4%
0%
20%
40%
60%
80%
100%
Thermage Reliant NewCo
Tips Systems Other

Enhanced Opportunity to Grow
Enhanced Opportunity to Grow
Consumable Revenue Stream
Consumable Revenue Stream
Treatment Tips and
Consumables Revenue
6 Months Ending June 30, 2008
•
Dedicated consumables
sales force markets to
Reliant’s installed base
•
Proven cooperative
marketing campaigns with
physicians
•
Enhanced resources to
increase visibility with
physicians and patients
Installed Base of Systems
as of June 30, 2008
Thermage
$24.6mm
Reliant
$9.3mm
Total: $33.9mm
Thermage
>2,500
Reliant
>1,700
Total: >4,200

Creating One of the Largest Sales
Creating One of the Largest Sales
Forces in Aesthetic Devices
Forces in Aesthetic Devices
Largest Bifurcated
U.S. Sales Force
Focus on
Disposables
Focus on
Generators
Enhances Market Penetration

Cross Selling Opportunities
Cross Selling Opportunities
Installed Base
Over 1,700
Installed Base
Over 2,500
Cross-Branding
Opportunities
Strong Combination
Therapy
One Stop Shopping
For Physicians
Potential to Bundle
Technology
Improved Leverage
with Distributors

Substantial Synergies Identified
Substantial Synergies Identified
Headcount Related – 66 positions
•
Sales $2.2mm
•
Marketing $2.3mm
•
Operations $1.4mm
•
G&A $3.4mm
TOTAL HEADCOUNT $9.3mm
Other Costs
•
Marketing $2.0mm
•
Facilities $0.5mm
•
R&D $1.0mm
•
Consulting, Legal, Insurance, Audit $1.2mm
TOTAL OTHER $4.7mm
TOTAL SYNERGIES $14.0mm

70%
68%
66%
62%
50%
56% 56%
0%
20%
40%
60%
80%
CYNO CLZR ELOS Post-
Merger
CUTR PMTI THRM Reliant
Benefit From Economies of Scale
Benefit From Economies of Scale
Q2 ’08 Operating Expenses as a % of Revenue
Avg. of 54%
Avg. of 67%
$39 Q2 ’08 Revenue
($ in millions)
$40 $38 $40 $25 $23 $18 $23
CLZR and ELOS from analyst estimates
*Includes 25% of $14mm in synergies, or $3.5mm in synergies
61% Including Synergies*
69% Excluding Synergies

Projected Liquidity of Combined Company
Projected Liquidity of Combined Company
Cash
$52.2mm
$25mm
Cash Paid
to Reliant
at Close
$0
$5mm
Cash Lent
to Reliant
$8mm
Transacti
on/One-
Time
Expenses
Cash
~$16mm
$1mm
Repayment of
Assumed Debt
and Interest
6/30/08 12/31/08
$2.5mm
Reliant Cash
Assumed
12/31/09
Estimated
Cash Flow
from
Operations
~$15mm

Summary
Summary
•
Combines the leaders in two of the largest segments of the
aesthetic device industry – skin tightening and skin resurfacing
•
Strong economies of scale and substantial cost synergies
•
Creates one of the largest sales forces in aesthetic devices with significant cross-selling opportunities
•
Industry leading recurring revenue model
•
Anticipated cash flow generation of over $15 million and accretive to GAAP EPS in 2009
•
Expected to close in the fourth quarter of 2008